UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40907

Black Mountain Acquisition Corp.

(Exact name of registrant as specified in its charter)

425 Houston Street, Suite 400

Fort Worth, TX

(817) 698-9901

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock, $0.0001 par value, and three quarters of one warrant

Class A Common Stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one share of Class A Common Stock, $0.0001 par value, and three quarters of one warrant: 0 holders

Class A Common Stock, par value $0.0001 per share: 0 holders

Warrants, each whole warrant exercisable for one share of Class A Common Stock: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Black Mountain Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BLACK MOUNTAIN ACQUISITION CORP.

Date: December 22, 2023	By:	/s/ Jacob Smith
Name: Jacob Smith Title: Chief Financial Officer, Chief Accounting Officer and Secretary